                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF MAY 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves Interim Financial Statements at 31 March 2011

►

REVENUES: €7,O73 MILLION, +10.3% COMPARED WITH Q1 2010

►

 EBITDA: €2,929 MILLION, +3.6% COMPARED WITH Q1 2010

►

ADJUSTED NET FINANCIAL POSITION: €30,622 MILLION, DOWN €846 MILLION ON 31 DECEMBER 2010 (€31,468 MILLION) AND BY €2,640 MILLION COMPARED WITH 31 MARCH 2010

►

SHARED THE DECISION OF TIM PARTICIPAÇÕES TO MIGRATE TO NOVO MERCADO,  A SEGMENT OF THE BRAZILIAN STOCK EXCHANGE WITH HIGH CORPORATE GOVERNANCE STANDARDS

BERNABÈ: “STRONGER OPERATING FREE CASH FLOW GENERATION HAS ENABLED US TO MAKE FURTHER DEBT REDUCTIONS, WHILE THE INTERNATIONAL BUSINESSES SUSTAIN GROUP GROWTH WITH AN 18% INCREASE IN ORGANIC REVENUES IN LATIN AMERICA”

“WE PROUDLY SHARED THE DECISION OF TIM PARTICIPAÇÕES TO BE THE FIRST TELECOMMUNICATIONS COMPANY TO BE LISTED ON NOVO MERCADO – BERNABÈ STATED – THE CAPITAL STRUCTURE STREAMLINING WILL ALLOW TO MAXIMIZE THE VALUE OF THE ASSET, CONFIRMING AND STRENGTHENING OUR PRESENCE IN BRAZIL”

TELECOM ITALIA GROUP:

REVENUES: €7,073 MILLION, +10.3% AGAINST Q1 2010; STABLE IN ORGANIC TERMS

EBITDA: €2,929 MILLION, +3.6% AGAINST Q1 2010; -3.6% IN ORGANIC TERMS

EBITDA MARGIN: 41.4% (-2.7 pp AGAINST Q1 2010)

ORGANIC EBITDA MARGIN: 41.9% (-1.5 pp AGAINST Q1 2010)

EBIT: €1,499 MILLION, +6.5% AGAINST Q1 2010

CONSOLIDATED EARNINGS BEFORE MINORITIES: €648 MILLION, UP €42 MILLION ON Q1 2010

NET INCOME: €549 MILLION, DOWN €52 MILLION ON Q1 2010

OPERATING FREE CASH-FLOW: €1,076 MILLION (+€322 MILLION COMPARED WITH Q1 2010)

ADJUSTED NET FINANCIAL POSITION: €30,622 MILLION, DOWN €846 MILLION ON 31 DECEMBER 2010 AND BY €2,640 MILLION COMPARED WITH 31 MARCH 2010

***

The preliminary results for the first quarter of 2011 will be illustrated to the financial community during a conference call scheduled for 10 am (Italian time) today. Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until friday 13 may by calling: +39 06 334843 (access code 339281#).

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 06 3688 3113 www.telecomitalia.com/investorrelations

In addition to the conventional financial performance indicators contemplated under IFRS, Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. These are: EBITDA; EBIT; organic difference in revenues, EBITDA and EBIT; accounting and adjusted net financial debt. For further details please see the attachment “Alternative performance measures”.

The Telecom Italia Group Interim Financial Statements at 31 March 2011 were drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Unified Finance Law - TUF) and subsequent amendments and supplements and with Consob Communication DEM/8041082 of 30 April 2008 (Quarterly reporting by issuers of listed shares who give Italy as state of origin).

The Interim Financial Statements have not undergone an external audit and were drafted in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (“IFRS").

The accounting and consolidation principles adopted in the preparation of the Interim Statements were consistent with those used for the Telecom Italia Group Consolidated Statements at 31 December 2010, with the exception of certain new Principles/Interpretations adopted by the Group from 1 January 2011 and already explained in the 2010 statements. These new Principles/Interpretations have no impact on the Interim Financial Statements at 31 March 2011.

No events or circumstances or variations to key variables occurred during the first quarter that required us to update the impairment test on the value of goodwill carried out for the Telecom Italia Group Consolidated Statements at 31 December 2010.

Note that the section "Outlook for the 2011 financial year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of operations and strategies. Readers should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the statements owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 6 May 2011

The Telecom Italia Board of Directors, chaired by Franco Bernabè, yesterday examined and approved the Group’s Interim Financial Statements at 31 March 2011.

Franco Bernabè commented: “The reshaping of the organisation with a sharper focus means that the Group is well placed to meet the challenges of the next three years and reap the full benefits of the efforts made thus far. The first quarter results bear out the strategy of reinforcement in Latin America and domestic repositioning.

The key domestic operational indicators confirm the recovery of competitiveness in the mobile segment which began last year, and the valorisation of the fixed-line business: over the last 12 months we have seen TIM customers begin to grow again while the gradual loss of fixed-line subscribers has been halted.

Continued efforts on Group efficiency have allowed us to increase cash generation and achieve a further reduction of net indebtedness of €2.6 billion from the first quarter of 2010.

We proudly shared the decision of TIM Participações to be the first telecommunications company to be listed on Novo Mercado. The capital structure streamlining will allow for maximum value enhancement, confirming and strengthening our presence in the country.”

TELECOM ITALIA GROUP

On 13 October 2010 the Sofora – Telecom Argentina Group entered the consolidation area following the increase from 50% to 58% of Telecom Italia Group's stake in Sofora Telecomunicaciones S.A., the Telecom Argentina Group holding company. In January 2011 and March 2011 further equity purchases were made raising the Group's economic interest in Telecom Argentina from 16.2% to 21.1%. The Sofora data are presented within Telecom Italia Group under the BU known as the "Argentina Business Unit".

In 2010 the following companies left the consolidation area: HanseNet Telekommunikation GmbH (a German broadband carrier) already posted under Discontinued Operations, which was sold on 16 February 2010; Elettra (included in the Domestic Business Unit – International Wholesale), sold on 30 September 2010; BBNed Group (included in Other Operations), sold on 5 October 2010.

Revenues in Q1 2011 amounted to €7,073 million, up 10.3% from €6,413 million in the first quarter of 2010 (+€660 million). In terms of organic variation, however, consolidated revenues fell by 0.2% (-€15 million).

In detail, the organic variation in revenues is calculated by excluding:

►

the effect of changes to the consolidation area (+€551 million, mainly due to the entry of the Argentina BU);

►

the effect of exchange rate variations (+€124 million, resulting almost entirely from forex gains of the Brazil BU amounting to €123 million).

Revenues, broken down by business unit, are as follows:

	Q1 2011		Q1 2010		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	4,596	65.0	4,974	77.6	(378)	(7.6)	(7.4)
- Core Domestic	4,396	62.2	4,714	73.5	(318)	(6.7)	(6.7)
- International Wholesale	317	4.5	398	6.2	(81)	(20.4)	(18.5)
Brazil	1,646	23.3	1,323	20.6	323	24.4	13.8
Argentina	753	10.6	-	-	753	-	27.2
Media, Olivetti and Other Operations	131	1.9	151	2.4	(20)	(13.2)
Adjustments and eliminations	(53)	(0.8)	(35)	(0,6)	(18)	(51.4)
Total Consolidated	7,073	100.0	6,413	100.0	660	10.3	(0.2)

EBITDA came to €2,929 million, up €103 million (+3.6%) on the previous year period, the EBITDA margin standing at 41.4% of revenues (44.1% in Q1 2010). In organic terms EBITDA fell by 3.6% with a 1.5 percentage points slide in EBITDA margin (41.9% in Q1 2011 compared with 43.4% in Q1 2010).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

	Q1 2011		Q1 2010		Change
(Euro mln.)%				%	absolute	%	% organic

Domestic	2,236	76.3	2,451	86.7	(215)	(8.8)	(7.6)
% of Revenues	48.7		49.3		(0.6) pp		0.0 pp
Brazil	452	15.4	381	13.5	71	18.6	8.6
% of Revenues	27.5		28.8		(1.3) pp		(1.3) pp
Argentina	257	8.8	-	-	257	-	22.5
% of Revenues	34.1		-	-			(1.4) pp
Media, Olivetti and Other Operations	(14)	(0.5)	(10)	(0.4)	(4)
Adjustments and eliminations	(2)	(0.1)	4	0.2	(6)
Total Consolidated	2,929	100.0	2,826	100.0	103	3.6	(3.6)
% of Revenues	41.4		44.1		(2.7) pp

EBIT amounted to €1,499 million, up €91 million (+6.5%) from Q1 2010, with the EBIT margin standing at 21.2% (compared with 22.0% in Q1 2010). The organic EBIT variation was a positive €18 million (+1.2%) and organic EBIT margin rose from 21.4% in Q1 2010 to 21.7% in Q1 2011.

Consolidated net income amounted to €549 million, down €52 million (-8.7%) with respect to the first quarter of 2010).

Capex for the first quarter of 2011 amounted to €901 million (down €141 million compared with Q1 2010) broken down as follows:

(Euro mln.)	Q1 2011		Q1 2010		Change
	%		%

Domestic	663	73.6	752	72.2	(89)
Brazil	130	14.4	277	26.6	(147)
Argentina	91	10.1	-	-	91
Media, Olivetti and Other Operations	17	1.9	13	1.2	4
Adjustments and eliminations	-	-	-	-	-
Total	901	100.0	1,042	100.0	(141)
% of Revenues	12.7		16.2		(3.5) pp

Cash flow from operations stood at €1,076 million, up €322 million from the same period of the last year, evidence of the Group's cash generating capacity.

Adjusted net financial debt (excluding the purely accounting and non-monetary effects of the valuation at fair value of financial derivatives and related assets/liabilities) at 31 March 2011 is €30,622 million, down €846 million with respect to 31 December 2010 (€31,468 million). Operational management, together with receipt of €374 million for the sale of the stake in Etecsa Cuba, amply covered the disbursement of €155 million for equity purchases in Q1 2011 to increase Telecom Italia Group's economic interest in Sofora - Telecom Argentina Group from 16.2% to 21.1%. With respect to 31 March 2010 adjusted net financial debt is down by €2,640 million.

Accounting net financial debt stood at €30,972 million, down €1,115 million from 31 December 2010 (€32,087 million).

At 31 March 2011 Group headcount stood at 84,144 employees, of whom 58,026 in Italy.

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Group included in this press release refer to the following business units:

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Domestic Business Unit: includes domestic fixed-line and mobile-line voice and data services provided to end users (retail) and other carriers (wholesale), Telecom Italia Sparkle Group business (International Wholesale) as well as associated support operations;

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Brazil Business Unit: refers to mobile (TIM Brasil) and fixed-line (Intelig) telecommunications operations in Brazil;

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Argentina Business Unit: comprises fixed-line (Telecom Argentina) and mobile (Telecom Personal) telecommunications in Argentina, and mobile services (Nùcleo) in Paraguay;

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Media Business Unit: includes TV network-related activities and operations;

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Olivetti Business Unit: focuses on the development and manufacturing of digital printing systems and office products and IT services;

►

Other operations: includes financial firms and other smaller operations not strictly related to Telecom Italia Group's core business.

Figures for Telecom Italia Media at 31 March 2011 can be found in the press release issued on 4 May 2011, following the Board Meeting's approval.

DOMESTIC

►

Domestic revenues amounted to €4,596 million, down 7.6% on Q1 2010 (€4,974 million) and with an organic variation of -7.4%.

Highlights:

Core Domestic Revenues

Core Domestic revenues amounted to €4,396 million, down 6.7% on Q1 2010 (€4,714 million) and with an organic variation of -6.7%.

The performance of the individual market segments as compared with Q1 2010 is as follows:

•

Consumer: revenues fell by €224 million (-9.2%), due mainly to services (-€219 million, -9.2%) and marginally to product sales (-€5 million, -10.4%). The fall in revenues from services is almost entirely attributable to weakness in voice services, both for fixed-line (voice revenues: -€76 million, of which -€41 million traffic and -€27 million access) and mobile (voice revenues: -€126 million, of which -€91 million outgoing voice and -€35 million incoming voice). Such results stem from the thoroughgoing review of the product offering in the previous financial year to combat competitive pressures, arrest the loss of customer base and trigger an upward trend in revenues, as we have already witnessed in the first three months of the year.

•

Business: revenues fell by €65 million (-7.3%); the decline in the services component, of €61 million (-7.1%) is less steep than in Q1 2010 (-8.2%) and essentially in line with Q4 2010 (-6.9%). Sales efforts were aimed at containing the erosion of the fixed customer base and the acquisition of higher quality new mobile customers. In the fixed-line segment the fall in voice subscribers for the quarter was around 30,000, substantially confirming the figure for Q4 2010; BroadBand subscribers rose by around 19,000, up from the previous quarter (+12,000). The mobile segment saw an increase of around 3,000 human lines (+25,000 in Q4 2010).

•

Top: total revenues fell by €48 million (-5.8%), less than in the previous-year period (-€64 million,     -7.2%). The comparison benefits in particular from the stronger performance of the fixed-line business thanks to higher sales and a smaller decline in services, as well as a positive trend in ICT revenues (+10.6%). Meanwhile, revenues slipped in the mobile segment (-14.0%).

•

National Wholesale: the increase in revenues (+€18 million, +3.6%) was driven by growth in OLO (Other Licensed Operators) Local Loop Unbundling, Wholesale Line Rental and Bitstream customers.

International Wholesale Revenues

In Q1 2011 the International Wholesale segment (Telecom Italia Sparkle Group) posted revenues of €317 million, down €81 million from the same period of 2010 (-20.4%), mainly as a result of weaker voice figures (-€73 million).

Besides the breakdown by market segment given above, the following revenue figures are distinguished by technology (fixed-line/mobile).

Fixed-Line Telecommunications Revenues

In Q1 2011 revenues amounted to €3,331 million, down €167 million (-4.8%) from the previous-year period. The organic change in revenues was negative by €158 million (-4.5%).

At the end of march 2011 retail accesses stood at 15.1 million; it is worth noting that the reduction in lines in Q1 2011 (-206,000) has been contained compared with the corresponding period of 2010         (-233,000), thanks to commercial efforts aimed at maintaining and increasing the customer base.

The total BroadBand portfolio amounted to around 9.1 million subscribers (+73,000 compared with 31 December 2010) of which over 1.9 million wholesale (+54,000 on year-end 2010).

Retail Voice

Revenues amounted to €1,437 million, down by €132 million owing to a reduction in the client base, pricing pressure on voice traffic and the effect of fixed-line-mobile replacement. In April Telecom Italia announced simpler tariffs from July for calls from fixed-line phones with no time-band constraints and a new subscription fee. The simplified offering is intended to enhance customer appreciation of the service and win new customers.

Internet

Internet revenues came to €422 million, down €28 million (-6.2%) from Q1 2010, mainly due to lower content/portal revenues following the termination of the soccer rights agreements.  It is worth noting an upturn in the number of BroadBand customers where domestic retail subscribers have reached 7.2 million following the contraction in the last quarter of 2010, though the competitive environment remains challenging. Flat-rate customers continue to grow and have reached 87% of all retail broadband clients (84% in the same period of 2010) partly thanks to the introduction of the new “Internet senza limiti” offer aimed at the consumer segment.

Business Data

Revenues from the Business Data amounted to €364 million, up €13 million (+3.7%) from Q1 2010, despite the current negative economic climate and the contraction in prices of traditional leased line and data transmission businesses. In the ICT segment revenues climbed to €21 million (+13.3%) thanks to growth in product sales (+€14 million) and services (+€7 million).

Wholesale

At the end of March 2011 the customer portfolio of Telecom Italia’s Wholesale division consisted of approx. 7.0 million voice subscribers and 1.9 million Broadband subscribers.

Overall, revenues from domestic Wholesale services amounted to €789 million, up €40 million (+5.3%) compared to the same period of 2010. The upward trend in revenues in this sector is ascribable to growth in the alternative operator customer base, which is served by a variety of access types. Revenues for the Wholesale International division were €226 million.

Mobile Telecommunications Revenues

The key operating indicators show a structural improvement and confirm the repositioning strategy on the mobile business: the customer base grew by 20,000 lines from the end of 2010 to reach 31.0 million with a churn of 5.5% in the quarter, down from 6.4% in Q1 2010. Revenues for the quarter amounted to €1,679 million, down €228 million (-12%) from the same period of 2010. Revenues from services fell by 11.7% and revenues from products by 22.4%. The quarter was characterized by a number of discontinuities among which the effects of the repricing of pay-per-use data traffic and the promotion of bundled offerings in line with the AGCOM 326 resolution. Excluding these effects, the variation would have been -8.9%. Improvements in revenues are expected in the second half of 2011, partly thanks to the termination of the promotions launched in 2010.

Outgoing voice

Revenues amounted to €876 million, down €115 million (-11.6%). Comparison with the first quarter of last year is penalized by the commercial strategy introduced during 2010 intended to make rates more competitive. The upturn in volumes has only partially compensated for lower prices that tend to remain at the same level as Q4 2010.

Incoming voice

Revenues stood at €283 million, down €66 million (-18.9%) from Q1 2010, mainly due to the lower mobile termination rates (-€39 million in the retail segment).

Value added services (VAS)

Revenues came to €475 million, down 6.9% on the previous year period. This was mainly attributable to the decrease in interactive VAS (-11.0%). Revenues from browsing fell by 6.9%. VAS revenues account for around 29.1% of total revenues from services (27.6% in the first quarter of 2010).

Handset sales

Revenues amounted to €45 million, down €13 million (-22.4%) from the same period of 2010. The strategy of pushing smartphones continues, favouring the penetration of BroadBand services.

►

EBITDA for the Domestic business unit amounted to €2,236 million, down €215 million from the same period of 2010 (-8.8%). EBITDA margin was 48.7%, down 0.6 percentage points from the previous year period. The contraction in revenues is partly compensated by selective control of marketing expenses and strict containment of fixed costs.

►

Organic EBITDA came to €2,273 million (-€187 million, -7.6% compared with Q1 2010), the EBITDA margin at 49.5% of revenues remaining unchanged on the same period of 2010.

►

EBIT for the Domestic BU amounted to €1,222 million, €144 million lower (-10.5%) than Q1 2010, with EBIT margin of 26.6% (27.5% in the corresponding period of 2010). EBIT benefitted from a €66 million reduction in amortisations, explained by the smaller amortisable amounts due to lower levels of investment over recent years. The organic change in EBIT was negative by €117 million (-8.5% in the first quarter of 2010) while EBIT margin came to 27.4% of revenues (27.7% in Q1 2010).

►

Capex amounted to €663 million (down €89 million compared with Q1 2010). The capex margin was 14.3% (15.1% in Q1 2010).

►

The headcount stands at 56,469 employees.

BRAZIL

(average real/euro exchange rate 2.28000)

Revenues of TIM Brasil Group in Q1 2011 came to 3,752 million reais, 456 million higher than Q1 2010 (+13.8%). Revenues from services grew to reach 3,463 million reais, up from 3,176 million reais in Q1 2010 (+9.0%). Revenues from product sales increased from 120 million reais in Q1 2010 to 289 million reais in Q1 2011 (+140.8%). ARPU (Average Revenue Per User) stood at 20.8 reais in Q1 2011 compared with 24.0 reais in Q1 2010. The total number of lines at 31 March 2011 was 52.8 million, up 24.7% with respect to 31 March 2010, representing a 25.1% market share.

EBITDA amounted to 1,031 million reais, up 82 million reais from Q1 2010 (+8.6%). The EBITDA margin was 27.5%, down 1.3 percentage points from Q1 2010. This result is partly a consequence of the lower incidence of service revenues, hit by the higher costs of licence fees linked to growth of the customer base, and partly due to lower margins from handset sales due to chip-only sales.

EBIT amounted to 418 million reais, an improvement of 256 million on Q1 2010. This can be ascribed to the higher contribution of EBITDA compared with Q1 2010 and a reduction in amortisations of 172 million reais (613 million reais in Q1 2011, 785 million in Q1 2010).

Capex amounted to €297 million reais (down €392 million reais compared with Q1 2010). Contributing to this were the lower capitalization of the costs of client acquisition (subsidized handsets and free loans), and delays in tenders for the supply of network equipment, concluded in March 2011 with significant savings whose benefits will be felt over the course of the year.

The headcount stands at 9,991 employees.

ARGENTINA

(average real/euro exchange rate 5.48989)

The restated Q1 2010 figures for the Argentina BU are provided for information purposes only (illustrative and comparative) and therefore not included in the consolidated results of Telecom Italia Group, given that the BU was consolidated with effect from 13 October 2010.

Q1 2011 revenues came to 4,134 million pesos, an increase of 883 million pesos compared with Q1 2010 (3,251 million pesos) thanks to growth of broadband and mobile client base, as well as ARPU. The principal source of revenues for the Argentina Business Unit was mobile telephony which contributed 70% of consolidated revenues and grew by 33% compared with Q1 2010.

Fixed lines in service (4.1 million at 31 March 2011) were up slightly from 31 December 2010 (0.1%) largely thanks to bundling with Internet services. Despite the freezing of tariffs imposed by the Economic Emergency Law of 2002, ARBU (Average Revenue Billed per User) grew by 6.3% compared with Q1 2010 as a result of sales of packages including minutes of traffic and value added services.

Telecom Argentina's overall broadband client portfolio at 31 March 2011 counted 1,407,000 subscribers, 27,000 more than December 2010 with growth of 2.0%. At the same time ARPU (Average Revenue Per User) rose thanks to a pricing strategy involving also fewer promotional discounts designed to win new customers and build loyalty. The Data segment has also seen gains in market share on dedicated Internet and IP VPN, as well as datacenter services.

The Personal client base in Argentina grew by 549,000 by the end of March 2011 to reach a total 16.9 million customers, 30% of which with post-paid contracts. Meanwhile, thanks to the acquisition of high value customers and our leadership in Smartphones, ARPU grew by around 16% to top 47 pesos (41 pesos in Q1 2010). Much of this growth is attributable to value added services (including SMS) and Mobile Internet, which together represent around 45% of mobile telephony revenues.

In Paraguay the Núcleo client base grew by 1.2% from 31 December 2010 to reach 1,901,000 lines at 31 March 2011. The company has established a reputation for the best 3G Internet service (as regards speed), supporting the continued healthy growth in lines.

EBITDA reached 1,410 million pesos, an improvement of 260 million pesos (+22.6%). The EBITDA margin was 34.1%, 1.3 percentage points less than in Q1 2010, mainly due to the higher incidence of sales costs.

EBIT amounted to €684 million, a fall of €72 million (-9.5%). The reduction is entirely attributable to the adoption of the purchase price method resulting in costs of 270 million pesos, mainly due to higher amortisations, which were absent in Q1 2010. Excluding such charges EBIT would have shown an increase of 198 million pesos (+26.2%). The EBITDA margin was 16.5%, down 6.7 percentage points from Q1 2010. Without the effects of the purchase price method, the incidence on revenues would have been 23.1%, essentially in line with the previous-year period.

Capex amounted to €502 million pesos, down 1.4% from the same period of last year.

The headcount stands at 15,738 employees.

OLIVETTI

Revenues in Q1 2011 were €78 million, up €5 million compared with the same period of 2010. Sales felt the positive effect of renewed offerings through the Telecom Italia and Olivetti channels. A particularly important contribution came from sales of new product lines (Data Cards, Netbooks, Notebooks, Tablets) and income from services.

EBITDA was a negative €14 million, €4 million lower than in Q1 2010. The fall was linked to lower margins on traditional products (especially inkjet and specialist printers) not yet sufficiently offset by the positive effects of new products and services.

EBIT was a negative €15 million, down €4 million compared to Q1 2010.

Capex amounted to €2 million, up €1 million from the same period of last year.

Headcount came to 1,087 employees, (997 in Italy and 90 overseas).

***

OUTLOOK FOR THE 2011 FINANCIAL YEAR

As regards Telecom Italia Group's outlook for the ongoing financial year, the goals linked to the main economic indicators, as described in the 2011-2013 Industrial Plan, foresee the following outcomes for the whole of 2011:

►

Organic revenues and EBITDA largely stable compared with 2010 (considering 12-months' consolidation of the Argentina Business Unit);

►

Capex of around €4.8 billion;

►

Adjusted net financial debt of around €29.5 billion by year-end 2011.

***

TIM PARTICIPAÇÕES’ MIGRATION TO NOVO MERCADO

The Board of Directors has also approved the migration of its subsidiary TIM Participações to Novo Mercado, just announced by TIM Participações. Novo Mercado is a segment of the Brazilian Stock Exchange listing companies having a higher corporate governance level, and whose capital is only made up of ordinary shares.  Such a transition will be subject to the approval of both TIM Participações Shareholders’ Meetings, gathering the two different types of shareholders, and will entail the conversion of preferred into ordinary shares in a share swap ratio of 0.8406 ordinary shares to one preferred share, put forth by TIM Participações’ Board of Directors, based on the weighted average ratio between the prices of the two share classes over the last 60 days.

***

The Board of Directors noted the appointment of Elio Cosimo Catania as Chairman of the Internal Control and Corporate Governance Committee and Chairman of the Committee for Appointments and Remuneration.

It went on to confirm Andrea Mangoni (Head of Administration, Finance and Control & International Development) as manager designate for the preparation of accounting and corporate documents, a position he has held since December 2009.

***

PARTIAL SPIN-OFF OF MATRIX

The Board of Directors approved the partial spin-off of Matrix S.p.A. (100% owned subsidiary) by transfer to Telecom Italia of the “Captive Market & Technology” business unit, which provides the design, development and delivery of web products, mail and broadband services to end clients of Telecom Italia.

The operation is designed to internalise and improve the efficiency of a phase of the production process, at the same time allowing the subsidiary to focus on other markets.

As foreseen by the Bylaws, the spin-off (which does not entail any changes to the capital of the two companies involved) will be decided by the Telecom Italia Board of Directors under the terms and conditions of article 2505 of the Civil Code. The operation is expected to be completed within the year.

***

The Manager designate for the preparation of accounting and corporate documents, Andrea Mangoni, hereby declares, pursuant to paragraph 2, Art.154-bis of Italy’s Financial Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  However, such measures , which are also presented in other periodical financial reports (annual report and interim reports), should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units) in addition to EBIT. These measures are calculated as follows:

Profit before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more complete and effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

This press release provides details of the separate income statement amounts used to arrive at the organic change as well as an analysis of the major non-organic components for the first quarter 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release are included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the real dynamic in net financial debt, starting with the Half Yearly Financial Report at June 30, 2009, in addition to the usual measure (renamed “net financial debt carrying amount”) a new measure has been introduced denominated “adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from measurement at fair value of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets classified under Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C + D)	Adjusted Net Financial Debt

* * *

The Separate Consolidated Income Statements, the Consolidated Statements of Comprehensive Income, the Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Report at March 31, 2011 and are unaudited .

TELECOM ITALIA GROUP  - SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Quarter 2011 (a)	1st Quarter 2010 (b)	Change (a - b) amount	%
Revenues	7,073	6,413	660	10.3
Other income	48	53	(5)	(9.4)
Total operating revenues and other income	**7,121**	**6,466**	**655**	**10.1**
Acquisition of goods and services	(2,995)	(2,498)	(497)	(19.9)
Employee benefits expenses	(990)	(938)	(52)	(5.5)
Other operating expenses	(398)	(265)	(133)	(50.2)
Changes in inventories	49	(84)	133	°
Internally generated assets	142	145	(3)	(2.1)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	**2,929**	**2,826**	**103**	**3.6**
Depreciation and amortization	(1,431)	(1,412)	(19)	(1.3)
Gains (losses) on disposals of non-current assets	-	(1)	1	°
Impairment reversals (losses) on non-current assets	1	(5)	6	°
Operating profit (EBIT)	**1,499**	**1,408**	**91**	**6.5**
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(4)	25	(29)	°
Other income (expenses) from investments	17	2	15	°
Finance income	952	1,430	(478)	(33.4)
Finance expenses	(1,422)	(1,904)	482	25.3
Profit before tax from continuing operations	**1,042**	**961**	**81**	**8.4**
Income tax expense	(394)	(355)	(39)	(11.0)
Profit from continuing operations	**648**	**606**	**42**	**6.9**
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-	-	-
Profit for the period	**648**	**606**	**42**	**6.9**
Attributable to:				
* **Owners of the Parent**	**549**	**601**	**(52)**	**(8.7)**
* Non-controlling interests	99	5	94	°

TELECOM ITALIA GROUP  - CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

According to IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, beginning with the Profit for the period, derived from the Separate Consolidated Income Statements, and displaying income and expenses recognized directly in equity and related to all non-owner changes.

(millions of euros)		1st Quarter 2011	1st Quarter 2010
Profit for the period	(a)	648	606
Other components of the Statements of Comprehensive Income:			
Available-for-sale financial assets:			
Profit (loss) from fair value adjustments		5	9
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		(1)	(2)
	(b)	4	7
Hedging instruments:			
Profit (loss) from fair value adjustments		(20)	258
Loss (profit) transferred to the Separate Consolidated Income Statement		321	(344)
Income tax expense		(84)	26
	(c)	217	(60)
Exchange differences on translating foreign operations:			
Profit (loss) on translating foreign operations		(354)	202
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(d)	(354)	202
Share of other profits (losses) of associates and joint ventures accounted for using the equity method			
Profit (loss)		1	20
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	1	20
Total	(f=b+c+d+e)	(132)	169
Total profit (loss) for the period	(a+f)	516	775
Attributable to:			
* Owners of the Parent		628	720
* Non-controlling interests		(112)	55

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		3/31/2011 (a)	12/31/2010 (b)	Change (a-b)
Equity and liabilities				
Equity				
Equity attributable to owners of the Parent		29,413	28,819	594
Non-controlling interests		3,562	3,791	(229)
Total equity	(c)	**32,975**	**32,610**	**365**
Non-current liabilities				
Non-current financial liabilities		32,948	34,348	(1,400)
Employee benefits		1,132	1,129	3
Deferred tax liabilities		920	1,027	(107)
Provisions		850	860	(10)
Miscellaneous payables and other non-current liabilities		1,080	1,086	(6)
Total non-current liabilities	(d)	**36,930**	**38,450**	**(1,520)**
Current liabilities				
Current financial liabilities		6,640	6,882	(242)
Trade and miscellaneous payables and other current liabilities		10,220	10,954	(734)
Current income tax payables		202	235	(33)
Current liabilities sub-total		**17,062**	**18,071**	**(1,009)**
Liabilities directly associated with discontinued operations/non-current assets held for sale				
Of a financial nature		-	-	-
Of a non-financial nature		-	-	-
		-	-	-
Current liabilities sub-total	(e)	**17,062**	**18,071**	**(1,009)**
Total liabilities	(f=d+e)	**53,992**	**56,521**	**(2,529)**
Total equity and liabilities	(c+f)	**86,967**	**89,131**	**(2,164)**

TELECOM ITALIA GROUP – CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional cash flow information:

(millions of euros)	1st Quarter 2011	1st Quarter 2010
Income taxes (paid) received	(57)	(12)
Interest expense paid	(947)	(880)
Interest income received	314	257
Dividends received	-	-

Analysis of net cash and cash equivalents:

(millions of euros)	1st Quarter 2011	1st Quarter 2010
Net cash and cash equivalents at beginning of the period:		
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the period:		
Cash and cash equivalents - from continuing operations	5,487	4,560
Bank overdrafts repayable on demand – from continuing operations	(17)	(217)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	-
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,470	4,343

TELECOM ITALIA GROUP – CONSOLIDATED NET FINANCIAL DEBT

TELECOM ITALIA GROUP – INFORMATION BY OPERATING SEGMENTS

DOMESTIC

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Changes
			(absolute)%		% organic

Revenues	4,596	4,974	(378)	(7.6)	(7.4)
EBITDA	2,236	2,451	(215)	(8.8)	(7.6)
EBITDA margin (%)	48.7	49.3		(0.6)pp	0.0pp
EBIT	1,222	1,366	(144)	(10.5)	(8.5)
EBIT margin (%)	26.6	27.5		(0.9)pp	(0.3)pp
Capital expenditures	663	752	(89)	(11.8)
Headcount at period-end (number)	56,469	(*)56,530	(61)	(0.1)

(*)  Headcount at December 31, 2010.

DOMESTIC – Core Domestic segment

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Changes
			(absolute)%		% organic

Revenues (1) . Consumer . Business . Top . National Wholesale . Other	4,396 2,216 825 781 525 49	4,714 2,440 890 829 507 48	(318) (224) (65) (48) 18 1	(6.7) (9.2) (7.3) (5.8) 3.6 n.s.	(6.7) (9.2) (7.3) (5.8) 3.6
EBITDA	2,177	2,379	(202)	(8.5)	(7.2)
EBITDA margin (%)	49.5	50.5		(1.0)pp	(0.2)pp
EBIT	1,190	1,323	(133)	(10.1)	(7.7)
EBIT margin (%)	27.1	28.1		(1.0) pp	(0.3) pp
Capital expenditures	658	742	(84)	(11.3)
Headcount at period-end (number)	55,420	(*) 55,475	(55)	(0.1)

(*)  Headcount at December 31, 2010.

 (1)  The amounts indicated are net of infrasegment transactions.

DOMESTIC - International Wholesale segment

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Changes
			(absolute)%		% organic

Revenues . of which third parties	317 211	398 285	(81) (74)	(20.4) (26.0)	(8.7) (7.4)
EBITDA	61	74	(13)	(17.6)	(8.3)
EBITDA margin (%)	19.2	18.6		0.6pp	(0.0) pp
EBIT	31	41	(10)	(24.4)	(11.0)
EBIT margin (%)	9.8	10.3		(0.5) pp	(0.3) pp
Capital expenditures	5	10	(5)	(50.0)	(47.4)
Headcount at period-end (number)	1,049	(*) 1,055	(6)	(0.6)

(*)  Headcount at December 31, 2010.

DOMESTIC – Revenues details fixed lines / mobile

(millions of euros)	1st Quarter 2011			1st Quarter 2010			Changes %

Market segment	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)	Total	Fixed (*)	Mobile(*)
Consumer	2,216	1,102	1,157	2,440	1,206	1,293	(9.2)	(8.6)	(10.5)
Business	825	558	277	890	588	314	(7.3)	(5.1)	(11.8)
Top	781	608	196	829	623	228	(5.8)	(2.4)	(14.0)
NationalWholesale	525	760	40	507	719	62	3.6	5.7	(35.5)
Other (support structures)	49	53	9	48	44	10	n.s.	n.s.	n.s.
Total Core Domestic	4,396	3,081	1,679	4,714	3,180	1,907	(6.7)	(3.1)	(12.0)
International Wholesale	317	317		398	398		(20.4)	(20.4)
Eliminations	(117)	(67)		(138)	(80)		n.s.	n.s.
Total Domestic	4,596	3,331	1,679	4,974	3,498	1,907	(7.6)	(4.8)	(12.0)

(*)The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

***

BRAZIL
	(millions of euros) (millions of reais)
	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010	Changes
					Absolute	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	1,646	1,323	3,752	3,296	456	13.8
EBITDA	452	381	1,031	949	82	8.6
EBITDA margin (%)	27.5	28.8	27.5	28.8		(1.3)pp
EBIT	184	65	418	162	256	°
EBIT margin (%)	11.1	4.9	11.1	4.9		6.2pp
Capital expenditures	130	277	297	689	(392)	(56.9)
Headcount at period-end(number)			9,991	(*)10,114	(123)	(1.2)

(*)Headcount at December 31, 2010.

***

ARGENTINA
	(millions of euros) (millions of pesos)
	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010	Changes
					Absolute	%
	(a)	(b)	(c)	(d)	(c-d)	(c-d)/d

Revenues	753	612	4,134	3,251	883	27.2
EBITDA	257	217	1,410	1,150	260	22.6
EBITDA margin (%)	34.1	35.4	34.1	35.4		(1.3)pp
EBIT	125	142	684	756	(72)	(9.5)
EBIT margin (%)	16.5	23.2	16.5	23.2		(6.7)pp
Capital expenditures	91	96	502	509	(7)	(1.4)
Headcount at period-end(number) (*)			15,738	15,650(**)	88	0.6

(*)    Headcount at December 31, 2010.

(**) Includes employees with temp work contracts: 12 at March 31, 2011; 18 at December 31, 2010.

***

OLIVETTI

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Changes

			(absolute)%

Revenues	78	73	5	6.8
EBITDA	(14)	(10)	(4)	(40.0)
EBITDA margin (%)	(17.9)	(13.7)
EBIT	(15)	(11)	(4)	(36.4)
EBIT margin (%)	(19.2)	(15.1)
Capital expenditures	2	1	1	n.s.
Headcount at period-end (number)	1,087	(*)1,090	(3)	(0.3)

(*)Headcount at December  31, 2010.

***

TELECOM ITALIA  GROUP–RECONCILIATION  TO  COMPARABLE  EBITDA  AND  EBIT

Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)	
	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010
HISTORICAL EBITDA	2,236	2,451	2,929	2,826
Effect of change in scope of consolidation		(1)		206
Effect of change in exchange rates				35
Non-organic (income) expenses	37	10	37	10
Disputes and settlement	*6*	*2*	*6*	*2*
Other expenses, net	*31*	*8*	*31*	*8*
COMPARABLE EBITDA	2,273	2,460	2,966	3,077

	Domestic (millions of euros)		TELECOM ITALIA GROUP (millions of euros)	
	1st Quarter 2011	1st Quarter 2010	1st Quarter 2011	1st Quarter 2010
HISTORICAL EBIT	1,222	1,366	1,499	1,408
Effect of change in scope of consolidation				94
Effect of change in exchange rates				6
Non-organic (income) expenses	37	10	37	10
Non - organic (income) expenses already described under EBITDA	*37*	*10*	*37*	*10*
COMPARABLE EBIT	1,259	1,376	1,536	1,518

TELECOM ITALIA GROUP – NET OPERATING FREE CASH FLOW, DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Net operating free cash flow

(millions of euros)	1st Quarter 2011	1st Quarter 2010	Changes

EBITDA	2,929	2,826	103
Capital expenditures on an accrual basis	(901)	(1,042)	141
Change in net operating working capital:	(952)	(988)	36
Change in inventories	(39)	78	(117)
Change in trade receivables and net amounts due on construction contracts	161	67	94
Change in trade payables (*)	(816)	(885)	69
Other changes in operating receivables/payables	(258)	(248)	(10)
Change in provisions for employees benefits	1	(2)	3
Change in operating provisions and Other changes	(1)	(40)	39
Net operating free cash flow	1,076	754	322

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

Revolving Credit Facility and Term Loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of March 31, 2011 represented by the Revolving Credit Facility for the total amount of 8 billion euros maturing on August 2014, by the syndacated Revolving Credit Facility for the total amount of 1.25 billion euros maturing on February 2013 and by the Revolving Credit Facility for the total amount of 200 millions of euro maturing on June 19, 2012 (extendable, at Telecom Italia’s discretion, until December 18, 2013):

(billions of euros)	3/31/2011		3/31/2010
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due 2013	1.25	--	1.25	--
Revolving Credit Facility – due 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility due June 2012 (extendable until December 2013)	0.2	0.12	0.2	0.12
Total	9.45	1.62	9.45	1.62

Bonds

With reference to the evolution of the bonds during the first quarter 2011, we point out the following events:

NEW ISSUES

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 1,000 millions of euro 5,125% due 01/25/2016	Euro	1,000	1/25/2011

REPAYMENTS

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia Capital S.A. Floating Rate Notes 400 millions of USD, 3M USD LIBOR +0,48%, guaranteed by Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 millions of euro	Euro	750	1/28/2011

BUYBACKS

As already occurred in the last years, during the first quarter of 2011 the Telecom Italia Group repurchased bonds in order to:

•

give investors a further possibility of monetizing their position;

•

partially anticipate the repayment of some debt maturities thus increasing the overall return of the Group’s liquidity, without taking any additional risk.

In particular we point out the following buybacks:

(millions of original currency)	Currency	Amount	Buyback period

Buybacks
Telecom Italia Finance S.A. 1,791 millions of euro 7.50% due April 2011 (1)	Euro	92.923	January- March 2011
Telecom Italia Finance S.A. 813 millions of euro 7.25% due April 2012	Euro	187.455	January- March 2011

(1) During the years 2009 and 2010 the company has already repurchased 116.115 millions of euro, so that the total amount of the buy-back is equal to 209.038 millions of euro.

With reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, we point out that as of March 31, 2011 amount 297 million euros (nominal value) and decreased by 8 million euros in comparison with December 31, 2010 (305 million euros).

The nominal amount of repayment, net of the Group’s bonds buy-back, related to the bonds expiring in the following 18 months as of March 31, 2011 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 5,088 million euros with the following detail:

•

1,791 million euros, due April 20, 2011;

•

598 million euros, due July 18, 2011;

•

528 million euros, due July 18, 2011;

•

1,250 million euros, due February 1, 2012;

•

108 million euros, due March 14, 2012;

•

813 million euros, due April 24, 2012.

With reference to the loans issued by Telecom Italia S.p.A. and directly granted by the European Investment Bank (EIB), we inform that two of them for 1.056 million euros (on a total amount of 2,668 million euros at March 31, 2011), are not covered by bank guarantees and there are such covenants that:

•

in case the company is object of merger, division or transfer of a company branch beyond the Group, or rather alienates, sells or transfers assets or branches (except for some records of measures clearly required), the company must give immediate communication to the EIB which can require guarantees or changes in the contract of funding. The same clause is referred to two contracts of funding, with bank guarantee, signed between EIB and Telecom Italia S.p.A. respectively on July 17, 2006 and on November 30, 2007 for a total capital amount of 332,200,000.00 euros, in which EIB can also rescind the contract ex art. 1456 Italian Civil Code (demanding the repayment of the loan and the payment of a indemnity) in case Telecom Italia S.p.A. ceases to detain, directly or indirectly, more of the 50% (fifty percent) of the voting rights in the ordinary board of HanseNet Telekommunikation GmbH Germany or, however, such a number of shares to represent more of the 50% (fifty percent) of the share capital of that company; to this end, we remind that on February 16, 2010 the Group disposed of the subsidiary Hansenet to the Telefónica Group. Following HanseNet’s sale, the Group decided to voluntarily repay the loan for the amount of 182,200,000.00 euros entered in November 30, 2007 of which 40,000,000.00 euros repaid on June 18, 2010 and 142,200,000.00 euros on September 30, 2010; the loan for the amount of 150,000,000.00 euros will be kept until its contractual due date fixed in July 2014;

•

for all the loans without bank guarantee, if the credit rating of the medium-long term debt not subordinated and not guaranteed of the Company underlies BBB for Standard & Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company must give immediate communication to the EIB, which can require eligible guarantees within a fixed term; beyond that term and in absence of the above mentioned guarantees provided by Telecom Italia S.p.A., the EIB can demand the immediate repayment of the issued amount. The existing rating levels don’t entail the constitution of new guarantees nor the repayment of the loans.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratio as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige Telecom Italia to repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread compared to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring 2014, and between a minimum of 0.90% and a maximum of 2.50% for the line expiring 2013.

The two syndicated bank credit lines contain the usual negative pledge clauses, consisting of the commitment not to modify the business purpose or sell corporate assets unless specific conditions exist (e.g. the sale at the fair market value). Similar covenants can be found in the export credit agreements.

Telecom Italia is also involved in some agreements which obliged the communication of the change of control:

• Multi currency revolving credit facility (8,000,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on August 1 st, 2005 and subsequently amended. In the event of a change of control, Telecom Italia must inform the agent of this within 5 business days and the agent, on behalf of the financing banks, must negotiate in good faith to determine how the relationship can continue. None of the parties will be required to continue such negotiations beyond a term of 30 days, upon the expiry of which, in the absence of any agreement, the facility will cease to be effective and Telecom Italia will be required to return the sums eventually disbursed to it (presently equivalent to 1,500,000,000 euros). Traditionally, a change of control does not arise in cases where control, within the meaning of art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who, as of the date of the signing of the agreement, directly or indirectly hold more than 13% of the voting rights in shareholders’ meetings or (ii) by investors (Telefónica S.A., Assicurazioni Generali S.p.A.,, Intesa Sanpaolo S.p,A. and Mediobanca S.p.A.) that entered into a shareholder agreement on April 28, 2007 concerning the Telecom Italia shares or else (iii) by a combination of entities belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). This agreement was entered into by Telecom Italia and a pool of banks on February 12, 2010 and it provides for a regime similar to that contained in the facility of August 1, 2005, but updated to take into account the October 28, 2009 amendment of the shareholder agreement of April 28, 2007. No change of control therefore arises in cases where the control, within the meaning of art. 2359 of the Italian Civil Code, is directly or indirectly acquired (through subsidiaries) by the investors Telefónica S.A. , Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining otherwise unchanged;

•

Revolving credit facility (200,000,000 euros). This agreement was entered into by Telecom Italia and Unicredit S.p.A. on December 20, 2010 and it provodes for a regime substantially similar to that contained in the facility of February 12, 2010. The disbursed amount is actually equal to 120,000,000 euros;

•

Bonded loans. The rules on loans issued within the context of the EMTN Programmes, both Olivetti and Telecom Italia and the loans denominated in US dollars, typically provide that, in the event of mergers or transfers of all or substantially all of the assets of the issuer or guarantor company, the absorbing or transferee company must assume all of the obligations of the absorbed or transferring company. The non-fulfilment of the obligation, if not remedied, sets up an event of default;

•

Contracts with the European Investment Bank (EIB). In the contracts entered into by Telecom Italia and the EIB, for a total maximum amount of around 2.7 billion euros, there is a duty to inform the Bank promptly of any modifications regarding the Bylaws or the distribution of the capital among the shareholders that could entail to a change of control. Any failure to provide this information leads to termination of the contract, which also occurs when a shareholder, who does not hold at least 2% of the share capital as of the date of signing the contract, comes to hold more than 50% of the rights to vote in ordinary shareholders’ meetings or, however, a number of shares representing more than 50% of the share capital, in case that, according to the reasonable judgment of the Bank, this could cause prejudice to the Bank or compromise the performance of the financing project;

•

Export Credit Agreement (nominal outstanding amount of 63 million euros). The contract was signed in 2004 by Telecom Italia with Société Générale and the repayment of the loan is due in 2013. It established that, in case of change of control and following failed agreement with the lender bank, Telecom Italia must repay the outstanding loan at the first date in which the interest payment occurred.

Furthermore, in the documentation of loans granted to certain companies of Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt, profitability and debt ratios), as well as the usual non financial covenants, worth the request for the repayment in advance of the loan.

Finally, we point out that on March 31, 2011 none of the covenants, negative pledge clauses or other clauses regarding the above described debt positions have been violated in any way.

TELECOM ITALIA GROUP – EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME  STATEMENTS

The effect of non-recurring events and transactions on the separate consolidated income statements is set out below in accordance with Consob communication DME/RM/9081707 dated September 16, 2009:

(millions of euros)	1St quarter 2011	1St quarter 2010

Acquisition of goods and services / Other operating expenses:
Other sundry expenses	-	(8)
Impact on Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	-	(8)
Impact on Operating profit (EBIT)	-	(8)
Financial income (expenses) and Other income (expenses) from investments:
Net gains on disposals of Other investments	17	1
Impact on Profit before tax from continuing operations	17	(7)
Effect of income taxes on non-recurring items	-	1
Impact on Profit for the period	17	(6)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2011-2013 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      May 6th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager